UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: July 19, 2012 to October 10, 2012

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total Launches Tempa Rossa Field Development in Italy, Italy
EX 99.2:	Total announces a second quarter 2012 interim dividend of €0.59 per share, France
EX 99.3:	Second Quarter Results 2012, France
EX 99.4:	Total acquires interest in two exploration Blocks in Kurdistan Region of Iraq, Iraq
EX 99.5:	Total to sell an interest in Block 14 to INPEX, Angola
EX 99.6:	Total acquires a 75% interest in offshore Block SC56, Philippines
EX 99.7:	Reduction in Fuel Prices in France: Total adds up to 3 Cents to the Government Price Cut, France
EX 99.8:	Total Enters Exploration in Bulgaria with Award of the Khan Asparuh Offshore License, Bulgaria
EX 99.9:	Total Acquires a 40% Interest in Offshore Block M-11, Myanmar
EX 99.10:	Total Signs a Commercial Agreement with Kogas for LNG from the Sabine Pass Terminal, United States
EX 99.11:	Total farms into the Rovuma Basin, Mozambique
EX 99.12:	Total, outlook and objectives, France
EX 99.13:	Total, Driver of the Automotive changes - Inauguration of the Group Stand at the Paris Motor Show, France
EX 99.14:	Total supports its employees in improving the energy efficiency of their homes, France
EX 99.15:	Total starts-up production at the Atla field, Norway
EX 99.16:	Total exchanges assets with ExxonMobil in the North Sea, Norway
EX 99.17:	Total acquires interests in exploration blocks, Papua New Guinea
EX 99.18:	Total signs two Production Sharing Contracts for Telen and Bengkulu I - Mentawai Exploration Blocks, Indonesia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 11, 2012	By:	/s/ HUMBERT DE WENDEL
	Name:	Humbert de WENDEL
	Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Italy: Total Launches Tempa Rossa Field Development in Italy (July 25, 2012)

➢	EXHIBIT 99.2:	France: Total announces a second quarter 2012 interim dividend of €0.59 per share (July 27, 2012)

➢	EXHIBIT 99.3:	France: Second Quarter Results 2012 (July 27, 2012)

➢	EXHIBIT 99.4:	Iraq: Total acquires interest in two exploration Blocks in Kurdistan Region of Iraq (July 31, 2012)

➢	EXHIBIT 99.5:	Angola: Total to sell an interest in Block 14 to INPEX (August 21, 2012)

➢	EXHIBIT 99.6:	Philippines: Total acquires a 75% interest in offshore Block SC56 (August 23, 2012)

➢	EXHIBIT 99.7:	France: Reduction in Fuel Prices in France: Total adds up to 3 Cents to the Government Price Cut (August 29, 2012)

➢	EXHIBIT 99.8:	Bulgaria: Total Enters Exploration in Bulgaria with Award of the Khan Asparuh Offshore License (August 29, 2012)

➢	EXHIBIT 99.9:	Myanmar: Total Acquires a 40% Interest in Offshore Block M-11 (September 3, 2012)

➢	EXHIBIT 99.10:	United States: Total Signs a Commercial Agreement with Kogas for LNG from the Sabine Pass Terminal in the United States (September 13, 2012)

➢	EXHIBIT 99.11:	Mozambique: Total farms into the Rovuma Basin (September 24, 2012)

➢	EXHIBIT 99.12:	France: Total, outlook and objectives (September 24, 2012)

➢	EXHIBIT 99.13:	France: Total, Driver of the Automotive changes - Inauguration of the Group Stand at the Paris Motor Show (September 27, 2012)

➢	EXHIBIT 99.14:	France: Total supports its employees in improving the energy efficiency of their homes (October 5, 2012)

➢	EXHIBIT 99.15:	Norway: Total starts-up production at the Atla field (October 8, 2012)

➢	EXHIBIT 99.16:	Norway: Total exchanges assets with ExxonMobil in the North Sea (October 8, 2012)

➢	EXHIBIT 99.17:	Papua New Guinea: Total acquires interests in exploration blocks (October 9, 2012)

➢	EXHIBIT 99.18:	Indonesia: Total signs two Production Sharing Contracts for Telen and Bengkulu I - Mentawai Exploration Blocks (October 9, 2012)